Exhibit 99.6

James Hardie Industries SE (Company)

Directors’ Report

for the half year ended 30 September 2011

Directors

As of the date of this report the members of the Board are: Mr MN Hammes (Chairman), Mr DG McGauchie AO (Deputy Chairman), and Messrs BP Anderson, D Dilger, D Harrison, J Osborne, RMJ van der Meer and Mr L Gries (CEO).

There have been no changes in the composition of the Board between 1 April 2011 and the date of this report.

Review of Operations

Please see Management’s Analysis of Results relating to the period ended 30 September 2011.

Auditor’s Independence

The Directors obtained an annual independence declaration from the Company’s auditors, Ernst & Young LLP.

This report is made in accordance with a resolution of the Board.

MN Hammes	L Gries
Chairman	Chief Executive Officer

Dublin, Ireland, 17 November 2011

James Hardie Industries SE

Board of Directors’ Declaration

for the half year ended 30 September 2011

The Board declares that with regard to the attached Directors’ Report:

a)	the Directors’ Report complies with the accounting standards in accordance with which it was prepared;

b)	the information contained in the Directors’ Report fairly presents, in all material respects, the financial condition and results of operations of the Company; and

c)	in the Directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This report is made in accordance with a resolution of the Board.

MN Hammes	L Gries
Chairman	Chief Executive Officer

Dublin, Ireland, 17 November 2011